UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Frontier Airlines, Inc

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(Name of Issuer)

Common Stock, $.001 Par Value

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(Title of Class of Securities)

359065109

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(CUSIP Number)

Wendy Schnipper Clayton, Esq.

DDJ Capital Management, LLC

141 Linden Street, Suite 4

Wellesley, MA 02482-7910

781-283-8500

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(Name, address and telephone number of person authorized to receive notices and communications)

January 22, 2001

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(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

(Continued on following pages)

(Page 1 of 8 Pages)


SCHEDULE 13D

CUSIP NO. 359065109 PAGE 2 OF 8PAGES

1 NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DDJ Capital Management, LLC

04-3300754

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A

GROUP*

SEE ITEM #5 (a) [ X ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Massachusetts

NUMBER OF 7 SOLE VOTING POWER

SHARES 1,565,029

BENEFICIALLY 8 SHARED VOTING POWER

OWNED BY 1,565,029

EACH 9 SOLE DISPOSITIVE

POWER

REPORTING 1,565,029

PERSON WITH 10 SHARED DISPOSITIVE

POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,565,029

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

(11)

8.3%

14 TYPE OF REPORTING PERSON *

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13D

CUSIP NO. 359065109 PAGE 3 OF 8 PAGES

1 NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

B III Capital Partners, L.P.

04-3341099

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A

GROUP*

SEE ITEM #5 (a) [ X ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF 7 SOLE VOTING POWER

SHARES 1,565,029

BENEFICIALLY 8 SHARED VOTING POWER

OWNED BY 1,565,029

EACH 9 SOLE DISPOSITIVE

POWER

REPORTING 1,565,029

PERSON WITH 10 SHARED DISPOSITIVE

POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,565,029

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

(11)

8.3%

14 TYPE OF REPORTING PERSON *

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13D

CUSIP NO. 359065109 PAGE 4 OF 8 PAGES

1 NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DDJ Capital III, LLC

04-3317544

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A

GROUP*

SEE ITEM #5 (a) [ X ]

(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF 7 SOLE VOTING POWER

SHARES 1,565,029

BENEFICIALLY 8 SHARED VOTING POWER

OWNED BY 1,565,029

EACH 9 SOLE DISPOSITIVE

POWER

REPORTING 1,565,029

PERSON WITH 10 SHARED DISPOSITIVE

POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,565,029

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

(11)

8.3%

14 TYPE OF REPORTING PERSON *

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13D

CUSIP NO. 359065109 PAGE 5 OF 8 PAGES

ITEM 1. SECURITY AND ISSUER:

This Amendment No. 15 to Schedule 13D ("Amendment No. 15")

should be read in conjunction with the Schedule 13D dated April 24, 1998

("Schedule 13D"), Amendment No. 1 dated May 25, 1998, Amendment

No. 2 dated May 25, 1998, Amendment No. 3 dated November 6, 1998,

Amendment No. 4 dated December 1, 1998, Amendment No. 5 dated

February 19, 1999, Amendment No. 6 dated June 23, 1999, Amendment

No. 7 dated July 12, 1999, Amendment No. 8 dated April 7, 2000,

Amendment No. 9 dated April 7, 2000, Amendment No. 10 dated July 10,

2000, Amendment No. 11 dated September 29, 2000, Amendment No. 12 dated October 24, 2000, Amendment No. 13 dated November 17, 2000 and Amendment No. 14 dated November 29, 2000 (collectively,

"Amendment Nos. 1 through 14") each as filed with the Securities and

Exchange Commission by DDJ Capital Management, LLC, a

Massachusetts limited liability company, and certain affiliates. This

Amendment No. 15 amends the Schedule 13D and Amendment Nos. 1 through 14 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment Nos. 1 through 14.

This filing of Amendment No. 15 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

This statement relates to shares of the common stock, $.001 par value (the "Shares") of Frontier Airlines, Inc. (the "Company"). The

principal executive offices of the Company are located at 12015 East 46th

Avenue, Suite 200, Denver, CO 80239.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION:

Item 3 is amended by adding the following:

Shares sold by the Funds since December 7, 2000 are set forth on the attached Schedule B.

ITEM 5. INTEREST IN SECURITIES OF ISSUER:

Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below:


SCHEDULE 13D

CUSIP NO. 359065109 PAGE 6 OF 8 PAGES

(a) The Fund beneficially owns, and DDJ Capital III, LLC and

DDJ beneficially own as general partner and investment manager,

respectively, of the Fund, 1,565,029 shares of Common Stock (including warrants to purchase 350,000 shares of common stock, see Item 3), or approximately 8.3% of the outstanding Shares of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS,

UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO

SECURITIES OF THE ISSUER:

Item 6 is amended by adding the following:

On January 22, 2001, the Fund exercised warrants to purchase 366,929 Shares. The Fund continues to own warrants to purchase 350,000 Shares.

On January 17, 2001, the Fund wrote 50 May 2001 Call Options with a strike price of $40.00 in consideration for cash in the amount of $9,562.17. All such Call Options were traded on public markets and therefore there are no written agreements.

On January 18, 2001, the Fund wrote 250 August 2001 Call Options with a strike price of $40.00 in consideration for cash in the amount of $83,747.18. All such Call Options were traded on public markets and therefore there are no written agreements.

On January 25, 2001, the Fund wrote 795 May 2001 Call Options with a strike price of $35.00 in consideration for cash in the amount of $256,378.88. All such Call Options were traded on public markets and therefore there are no written agreements.


SCHEDULE 13D

CUSIP NO. 359065109 PAGE 7 OF 8 PAGES

Signature:

========

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By: / s / Wendy Schnipper Clayton

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Wendy Schnipper Clayton

Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on July 29, 1998.


SCHEDULE 13D

CUSIP NO. 359065109 Page 8 of 8 Pages

SCHEDULE B

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Frontier Airlines, Inc.

======================

Set forth below is an itemization of all purchases and sales of

Shares of Common Stock since December 7, 2000. The transactions were made for cash in open market transactions.

TYPE:

PURCHASE AGGREGATE

DATE OR SALE SHARES PRICE

1/17/01 SALE 10,000 $344,155.51

1/18/01 SALE 12,500 $441,672.76

1/19/01 PURCHASE 6,000 $196,429.80

1/19/01 SALE 3,500 $123,265.88

1/22/01 PURCHASE 4,300 $136,303.98

1/22/01 SALE 4,300 $139,653.75

1/23/01 SALE 4,800 $161,538.13

1/24/01 SALE 2,500 $85,547.14

1/25/01 SALE 200 $6,881.27

2/02/01 SALE 8,100 $282,238.32